

IMPERIAL

RECEIVED

2006 DEC 13 P 1:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 December 2006

082-01257



06019187

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Ltd

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed copies of the following announcements which were lodged with the Australian Stock Exchange Limited.

- 30/1106 – Chairman's address to Shareholders
- 30/11/06 – Results of Annual General Meeting

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Dw 12/19

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/11/2006

TIME: 11:32:48

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



IMPERIAL

30 November 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

RE: CHAIRMAN'S ADDRESS AT ANNUAL GENERAL MEETING

Please find attached a copy of the Chairman's address to be delivered to today's annual general meeting of members of the Company.

Yours faithfully

D L Hughes
Secretary

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244



IMPERIAL

30 November 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

RE: EMPIRE ENERGY ACQUISITION
ADDRESS TO ANNUAL GENERAL MEETING

(i) ACQUSITION SUMMARY

The Directors of Imperial Corporation Limited (**"Imperial"**) are pleased to announce that the Company, in conjunction with its North American Joint Venture partner, have formed a new vehicle Empire Energy USA LLC, (**"Empire Energy"**) for the purpose of acquiring oil and gas production, reserves and industry related service businesses in the Appalachian Basin. (The LLC structure enables a direct pass through of net cashflow).

Empire Energy has completed a Purchase and Sale Agreement, for its initial acquisition which will be for just over US$9 million. This acquisition is for a small Appalachia producer with significant gas reserve development potential and a drilling rig which is contracted out within the region.

The completion date for the acquisition was expected to be 30 November 2006, however due to a last minute change to a local Pennsylvanian Bank to provide funding, the completion date has been extended to 8 December 2006. Acquisition financing of US$7,000,000 has been arranged with additional funding being provided by Empire Energy shareholders.

This initial acquisition, although small, offers attractive upside and a suitable base from which to build a significant Appalachia energy business. Through this acquisition Empire Energy will acquire an estimated 11.4 Bcf in proven reserves (1P), at a very attractive price in relation to many other recent acquisitions. Based on recent performance and with forward orders currently in place, the drilling rig is expected to provide around an 18 month payback.

(ii) ACQUSITION STRATEGY

This acquisition is the first of several potential Appalachia acquisitions being negotiated. In addition, and subject to usual energy based lending covenants, Empire

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

Energy is also finalising a major debt facility with an international bank to fund additional acquisitions.

Although Empire Energy has the opportunity to acquire these types of operations, which in comparative terms are on very attractive price and reserve multiples, it should be noted that in all cases negotiations are undertaken directly with owners, whose time frame and priorities do not necessarily coincide with those of the Board of Empire Energy.

However, there are substantial benefits for all stakeholders in this strategy. Consolidation of these assets will enable the implementation of more effective management techniques to help increase operational efficiencies, reduce risk and offer improved economies of scale.

(iii) APPALACHIAN ASSETS

1. Why focus on Appalachian Exploration & Production ("E&P") assets?

- Appalachia production is highly dependable. It is not susceptible to interruptions from hurricanes, tornadoes and other natural disasters;
- While production from each well is small compared to wells in the South and mid West USA, Appalachia wells produce gas for a very long periods of time (some Appalachia wells have been producing gas for up to 100 years, compared with the 7-year average life span of a Gulf well);
- The cost of drilling wells in Appalachia is low (~US$230,000), and the drilling success rate is very high (>95%);
- A premium price is received for production because the wells are located close to gas-consuming markets;

which, when combined, result in a very attractive risk-reward ratio.

2. How will Imperial operate its Appalachian E & P assets?

- Imperial has formed Empire Energy in conjunction with it joint venture partner American Natural Resources LLC (**"ANR"**).
- The two principles of ANR have had extensive experience in the gas E & P industry in the Appalachian Basin;
- As part of the Imperial joint venture with ANR, a 100% strike rate has been achieved with production and reserve details as follows:
    - o 15 Producing wells currently averaging gross production of 1,000 Mcfpd;
    - o Total net proved producing reserves (1P) estimated at 3.0 Bcf;
    - o In excess of 100 well locations in this newly established region.
- Through an office and equipment sharing arrangement with ANR, Empire Energy has established a field operation office at Rural Valley, PA and an administration office at Charleroi, PA. The later office is approximately 30 miles from Pittsburgh, PA.

3. **Where Empire Energy goes from here?**

- Empire Energy has identified a number of acquisition opportunities in the oil and gas E & P sector. Negotiations are continuing to acquire additional production and oil and gas production service businesses;
- Empire Energy will continue to seek opportunities that provide both production and low risk Appalachia development opportunities, to ensure an expanding reserve base;
- A major issue in developing proven reserves (Pud locations) is the ability to secure drilling rigs. Although Empire Energy will acquire 1 drilling rig under the initial acquisition, this rig has around 9 months of orders in place. Empire Energy is reviewing opportunities to acquire at least 2 additional drilling rigs over the 1st half of 2007;
- Empire Energy is undertaking negotiations with a leading gas marketing group to ensure that an efficient hedging strategy and risk review process is initiated and incorporated into operations;
- Empire Energy has entered into an advisory mandate with a major energy advisory group based in Houston, Texas to assist in optimizing and financing the corporate growth strategy.

(iv) SUMMARY

Empire Energy's initial acquisition is the stepping stone for the development of an oil and gas business through the aggregation and consolidation of small independent operators based in the Appalachian States of New York, Pennsylvania, West Virginia and Ohio. The Stage 1 target is to control properties producing in excess of 7,500 Mcfepd.

Yours faithfully



D L Hughes
Secretary


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/11/2006

TIME: 16:07:01

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of AGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



IMPERIAL

30 November 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

RE: PROCEEDINGS OF ANNUAL GENERAL MEETING

As required by section 251AA(2) of the Corporations Act, the following statistics are provided in respect of each resolution dealt with at today's annual general meeting of members of the Company.

Resolution 1 – Adoption Remuneration Report
Proxy votes were directed as follows:

For	612,321,272
Against the motion	2,253,265
Abstain from voting	933,172

The resolution to adopt the remuneration report was carried on a show of hands.

Resolution 2 – Re-election of B W McLeod
Proxy votes were directed as follows:

For	609,158,823
Against the motion	311,547
Abstain from voting	6,037,339

The resolution to re-elect B W McLeod was carried on a show of hands.

Resolution 3 – Ratify Share Issue
Proxy votes were directed as follows:

For	211,928,535
Against the motion	253,265
Abstain from voting	403,325,909

The resolution to ratify a previous share issue was carried on a show of hands.

Resolution 4 – Approve Issue of Shares on Conversion of Unsecured Notes
Proxy votes were directed as follows:

For	478,484,619
Against the motion	3,265
Abstain from voting	137,019,825

The resolution to approve the issue of shares on conversion of notes was carried on a show of hands.

Yours faithfully



D L Hughes
Secretary